UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The following table presents our unaudited consolidated statements of profit or loss and other comprehensive loss for the periods indicated:

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$
Continuing operations
Revenues
Charging services revenues	31,258	42,369	6,038	81,648	135,106	19,253
Energy solutions revenues	66,787	556	79	87,754	15,100	2,152
New initiatives revenues	890	1,523	217	2,972	5,526	787
Total revenues	98,935	44,448	6,334	172,374	155,732	22,192

Cost of revenues	(70,383)	(19,298)	(2,750)	(120,778)	(94,927)	(13,527)
Gross profit	28,552	25,150	3,584	51,596	60,805	8,665

Operating expenses
Selling and marketing expenses	(157,909)	(29,697)	(4,232)	(309,630)	(149,359)	(21,283)
Administrative expenses	(100,800)	(48,674)	(6,936)	(407,482)	(222,602)	(31,721)
Research and development expenses	(17,314)	(4,920)	(701)	(36,327)	(37,697)	(5,372)
Total operating expenses	(276,023)	(83,291)	(11,869)	(753,439)	(409,658)	(58,376)

Other gains, net	4,484	7,964	1,135	11,445	22,246	3,170

Operating loss	(242,987)	(50,177)	(7,150)	(690,398)	(326,607)	(46,541)
Fair value changes of convertible instruments	(120,400)	(19,851)	(2,829)	(120,400)	(27,648)	(3,940)
Fair value changes of financial instruments at fair value through profit or loss	(585)	6,464	921	14,546	(59,127)	(8,426)
Finance costs	(8,262)	(5,466)	(779)	(22,529)	(28,614)	(4,077)
Loss before income tax	(372,234)	(69,030)	(9,837)	(818,781)	(441,996)	(62,984)
Income tax	(2,267)	59,513	8,481	(511)	66,708	9,506
Loss from continuing operations	(374,501)	(9,517)	(1,356)	(819,292)	(375,288)	(53,478)

Profit from discontinued operations	9,308	1,205	172	10,070	3,801	542
Net loss	(365,193)	(8,312)	(1,184)	(809,222)	(371,487)	(52,936)
Net loss attributable to:
Equity holders of the Company	(366,863)	(7,684)	(1,095)	(811,183)	(370,553)	(52,803)
Non-controlling interests	1,670	(628)	(89)	1,961	(934)	(133)
	(365,193)	(8,312)	(1,184)	(809,222)	(371,487)	(52,936)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$
Basic and diluted loss per share for loss from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.166)	(0.004)	(0.001)	(0.369)	(0.144)	(0.021)
Diluted	(0.166)	(0.004)	(0.001)	(0.369)	(0.144)	(0.021)

Basic and diluted loss per ADS for loss from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(33.295)	(0.705)	(0.100)	(73.850)	(28.828)	(4.108)
Diluted	(33.295)	(0.705)	(0.100)	(73.850)	(28.828)	(4.108)

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.163)	(0.003)	(0.000)	(0.366)	(0.142)	(0.020)
Diluted	(0.163)	(0.003)	(0.000)	(0.366)	(0.142)	(0.020)

Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(32.616)	(0.571)	(0.081)	(73.119)	(28.446)	(4.054)
Diluted	(32.616)	(0.571)	(0.081)	(73.119)	(28.446)	(4.054)

Weighted average number of ordinary shares outstanding-basic	2,249,586,003	2,693,665,713	2,693,665,713	2,218,815,732	2,605,322,746	2,605,322,746
Weighted average number of ordinary shares outstanding-diluted	2,249,586,003	2,693,665,713	2,693,665,713	2,218,815,732	2,605,322,746	2,605,322,746

Net loss	(365,193)	(8,312)	(1,184)	(809,222)	(371,487)	(52,936)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax	(4,363)	20,433	2,912	(25,979)	(23,657)	(3,371)
Currency translation differences	(1,258)	(5,259)	(750)	(1,583)	(2,996)	(427)
Other comprehensive (loss)/income, net of tax	(5,621)	15,174	2,162	(27,562)	(26,653)	(3,798)
Total comprehensive (loss)/income	(370,814)	6,862	978	(836,784)	(398,140)	(56,734)
Total comprehensive (loss)/income attributable to:
Equity holders of the Company	(372,484)	7,490	1,067	(838,745)	(397,206)	(56,601)
Non-controlling interests	1,670	(628)	(89)	1,961	(934)	(133)
	(370,814)	6,862	978	(836,784)	(398,140)	(56,734)

The following table presents our unaudited condensed consolidated statements of financial position for the periods indicated:

	As of
	December 31, 2023	September 30, 2024
(In thousands)	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	436,242	127,861	18,220
Trade receivables	73,144	79,562	11,337
Contract assets	77,684	—	—
Financial assets at fair value through profit or loss	70,164	9,155	1,305
Inventories	22,458	4,149	591
Prepayments, other receivables and other assets	436,377	461,244	65,727
Other financial assets	27,898	237,733	33,877
Assets classified as held for sale	—	54,940	7,829
Total current assets	1,143,967	974,644	138,886
Non-current assets
Right-of-use assets	14,026	9,369	1,335
Financial assets at fair value through profit or loss	34,788	31,926	4,550
Financial assets at fair value through other comprehensive income	104,970	195,337	27,835
Other financial assets	100,718	—	—
Investments accounted for using equity method	267	267	38
Property, plant and equipment	4,378	2,844	405
Intangible assets	13,320	2,521	359
Goodwill	40,085	—	—
Deferred tax assets	—	67,423	9,608
Other non-current assets	8,580	3,545	505
Total non-current assets	321,132	313,232	44,635
Total assets	1,465,099	1,287,876	183,521
LIABILITIES AND EQUITY
Current liabilities
Borrowings	72,953	821,724	117,095
Current lease liabilities	7,154	4,404	628
Trade payables	152,066	149,970	21,371
Income tax payables	19,170	19,239	2,741
Convertible bonds	272,684	268,558	38,269
Other payables and accruals	293,003	185,919	26,493
Liabilities relating to assets classified as held for sale	—	35,578	5,070
Total current liabilities	817,030	1,485,392	211,667
Non-current liabilities
Non-current lease liabilities	6,936	5,518	786
Borrowings	681,821	15,167	2,161
Deferred tax liabilities	2,917	1,423	203
Total non-current liabilities	691,674	22,108	3,150
Total liabilities	1,508,704	1,507,500	214,817
EQUITY
Share capital	165,183	184,733	26,324
Subscription receivable	(4,696)	(4,696)	(669)
Warrant outstanding	—	29,587	4,216
Additional paid in capital	7,196,341	7,371,480	1,050,428
Other reserves	(65,699)	(92,353)	(13,160)
Accumulated losses	(7,338,168)	(7,708,721)	(1,098,484)
Non-controlling interests	3,434	346	49
Total equity	(43,605)	(219,624)	(31,296)
Total equity and liabilities	1,465,099	1,287,876	183,521

Nine Months Ended September 30, 2024 Compared to Nine Months Ended September 30, 2023

Revenues

Total revenues reached RMB155.7 million (US22.2 million) for the nine months ended September 30, 2024, representing a decrease of 9.7% period over period. The decrease was mainly attributable to the reduction of revenues from the low-margin energy solution projects as part of our strategy shift, despite the robust growth in both our charging services revenues and new initiatives revenues during the nine months ended September 30, 2024.

Charging services revenues. Revenues from charging service contributed RMB135.1 million (US$19.3 million) in the nine months ended September 30, 2024, an increase of 65.5% as compared with RMB81.6 million for the same period in 2023. The increase was primarily attributable to the steady growth in GTR1 and NTR2 for our charging services, as our market presence and network strengths began to deliver tangible benefits. Charging volume transacted through our network reached 3,636 GWh in the nine months ended September 30, 2024. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB297.5 million (US$42.4 million) for the nine months ended September 30, 2024, as compared with RMB233.0 million for the nine months ended September 30, 2023.

Energy solutions revenues. Revenues from energy solutions decreased by 82.8% from RMB87.8 million for the nine months ended September 30, 2023 to RMB15.1 million (US$2.2million) for the nine months ended September 30, 2024. The decrease was mainly because of our strategy to shift away from low margin and infrequent energy solutions projects.

New initiatives revenues. Revenues from new initiatives increased by 86% from RMB3.0 million for the nine months ended September 30, 2023 to RMB5.5 million (US$0.8 million) for the nine months ended September 30, 2024, as we continued to launch new initiatives to expand our market offerings. This growth was mainly driven by our efforts to derive new sources of income from promotion services over its charging services network.

Operating costs and expenses

Cost of revenues decreased by 21.4% from RMB120.8 million for the nine months ended September 30, 2023 to RMB94.9 million (US13.5 million) for the nine months ended September 30, 2024. The decrease in cost of revenues was primarily because we strategically allocated less resources for energy solution projects with lower margins. Gross margin reached 39.0% for the nine months ended September 30, 2024 as compared to 29.9% for the same period in 2023, primarily due to the robust performance of our charging services business.

[1]	GTR means Gross Take Rate and is calculated as the percentage of NaaS’ commission income derived from the gross transaction value at charging stations, indicating the Company's share of charging stations’ gross income.

[2]	NTR means Net Take Rate and measures NaaS’ return from transactions arising from its mobility connectivity services after adjusting for incentives which are paid to end-users through NaaS’ partnered platform in the form of discounts and promotions to boost the use of its network. NTR is calculated by taking NaaS’ gross receipts from transactions, deducting transaction outgoings and incentives, and adding income from membership programs. The result is then expressed as a percentage of the total transaction value.

Total operating expenses decreased by 45.6% from RMB753.4 million for the nine months ended September 30, 2023 to RMB409.7 million (US$58.4 million) for the nine months ended September 30, 2024, mainly due to the optimization in operations.

Selling and marketing expenses. Selling and marketing expenses decreased by 51.8% from RBM309.6 million for the nine months ended September 30, 2023 to RMB149.4 million (US$21.3 million) for the nine months ended September 30, 2024. The decrease was mainly attributable to reduction in incentives to end-users as on-going enhancements in our service enable us to lessen the reliance on user subsidies to induce usage. The excess incentives to end-users recorded in selling and marketing expenses, being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis, were RMB60.9 million (US$8.7 million) for the nine months ended September 30, 2024, compared with RMB169.6 million for the same period in 2023.

Administrative expenses. Administrative expenses decreased by 45.4% from RMB407.5 million for the nine months ended September 30, 2023 to RMB222.6 million (US$31.7 million) for the nine months ended September 30, 2024, primarily due to the optimization of the Company’s organizational and operational structure.

Research and development expenses. Research and development expenses increased by 3.8% from RMB36.3 million for the nine months ended September 30, 2023 to RMB37.7 million (US$5.4 million) for the nine months ended September 30, 2024. The research and development expenses for the nine months ended September 30, 2024 remained relatively the same compared with the same period in 2023, showing the balance of resources that we’ve achieved in technical developments.

Finance costs

Finance costs were RMB28.6 million (US$4.1 million) for the nine months ended September 30, 2024, as compared with finance costs of RMB22.5 million for the same period in 2023.

Income tax benefits

Our income tax benefits were RMB66.7 million (US$9.5 million) for the nine months ended September 30, 2024, compared with income tax expenses of RMB0.5 million for the same period in 2023. The increase was because we materialized tax benefits from certain operating entity that turned profitable during the nine months period ended September 30, 2024.

Net loss and non-IFRS net loss attributable to ordinary shareholders

Net loss attributable to ordinary shareholders was RMB370.6 million (US$52.8 million) for the nine months ended September 30, 2024, as compared with net loss attributable to ordinary shareholders of RMB811.2 million for the same period in 2023. The difference was primarily driven by enhancements in gross profit and increased operational efficiency.

Non-IFRS net loss attributable to ordinary shareholders was RMB145.0 million (US$20.7 million) for the nine months ended September 30, 2024, as compared with non-IFRS net loss attributable to ordinary shareholders of RMB386.0 million for the same period in 2023.

Non-IFRS Financial Measure

We use non-IFRS net profit/loss and non-IFRS net margin for the period, which are non-IFRS financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that non-IFRS net profit/loss and non-IFRS net margin help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our results for the period. We believe that non-IFRS net profit/loss and non-IFRS net margin for the period provide useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

Non-IFRS net profit/loss and non-IFRS net margin for the period should not be considered in isolation or construed as an alternative to operating profit or net profit for the period or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review non-IFRS net profit/loss and IFRS net margin for the period and the reconciliation to their most directly comparable IFRS measures. Non-IFRS net profit/loss and non-IFRS net margin for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. Non-IFRS net profit/loss for the period represents profit/loss for the period excluding share-based compensation expenses, fair value changes of convertible instruments, and fair value changes of financial assets at fair value through profit or loss. Non-IFRS margin for the period is calculated by dividing non-IFRS net loss for the period by total revenue for the period.

The table below sets forth unaudited reconciliations of our IFRS and non-IFRS results for the periods indicated:

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company to Net loss attributable to the ordinary shareholders of the Company

Net loss attributable to the ordinary shareholders of the Company	(366,863)	(7,684)	(1,095)	(811,183)	(370,553)	(52,803)
Add: Share-based compensation expenses	70,160	15,534	2,213	319,348	138,791	19,778
Fair value changes of convertible instruments	120,400	19,851	2,829	120,400	27,648	3,940
Fair value changes of financial assets at fair value through profit or loss	585	(6,496)	(925)	(14,546)	59,066	8,416
Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company	(175,718)	21,205	3,022	(385,981)	(145,048)	(20,669)

Basic and diluted earnings/loss per share for Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.078)	0.008	0.001	(0.174)	(0.056)	(0.008)
Diluted	(0.078)	0.004	0.001	(0.174)	(0.056)	(0.008)

Basic and diluted earnings/loss per ADS for Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(15.622)	1.574	0.224	(34.792)	(11.135)	(1.587)
Diluted	(15.622)	0.877	0.125	(34.792)	(11.135)	(1.587)

Weighted average number of ordinary shares outstanding-basic	2,249,586,003	2,693,665,713	2,693,665,713	2,218,815,732	2,605,322,746	2,605,322,746
Weighted average number of ordinary shares outstanding-diluted	2,249,586,003	4,837,957,744	4,837,957,744	2,218,815,732	2,605,322,746	2,605,322,746

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
(In thousands)	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	(70,383)	(19,298)	(2,750)	(120,778)	(94,927)	(13,527)
Share-based compensation expenses	2,853	640	91	6,568	5,689	811
Non-IFRS cost of revenues	(67,530)	(18,658)	(2,659)	(114,210)	(89,238)	(12,716)

Selling and marketing expenses	(157,909)	(29,697)	(4,232)	(309,630)	(149,359)	(21,283)
Share-based compensation expenses	36,037	521	74	44,295	24,612	3,507
Non-IFRS selling and marketing expenses	(121,872)	(29,176)	(4,158)	(265,335)	(124,747)	(17,776)

Administrative expenses	(100,800)	(48,674)	(6,936)	(407,482)	(222,602)	(31,721)
Share-based compensation expenses	32,165	12,977	1,849	265,654	98,570	14,046
Non-IFRS administrative expenses	(68,635)	(35,697)	(5,087)	(141,828)	(124,032)	(17,675)

Research and development expenses	(17,314)	(4,920)	(701)	(36,327)	(37,697)	(5,372)
Share-based compensation expenses	(895)	1,396	199	2,831	9,920	1,414
Non-IFRS research and development expenses	(18,209)	(3,524)	(502)	(33,496)	(27,777)	(3,958)

Operating loss	(242,987)	(50,177)	(7,150)	(690,398)	(326,607)	(46,541)
Share-based compensation expenses	70,160	15,534	2,213	319,348	138,791	19,778
Non-IFRS operating loss	(172,827)	(34,643)	(4,937)	(371,050)	(187,816)	(26,763)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

Date: November 25, 2024